Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated September 7, 2007, with respect to the financial statements of Williams Pipeline Partners Predecessor, our report dated September 7, 2007, with respect to the balance sheet of Williams Pipeline Partners L.P., our report dated September 7, 2007 with respect to the balance sheet of Williams Pipeline GP LLC, and our report dated February 28, 2007, with respect to the financial statements of Northwest Pipeline Corporation, in the Registration Statement (Form S-1) and related prospectus of Williams Pipeline Partners L.P. for the registration of 13,000,000 common units representing limited partner interests.
/s/ ERNST & YOUNG LLP
Houston, Texas
September 7, 2007